IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No.

DUPLASS, ZWAIN, BOURGEOIS,
PFISTER & WEINSTOCK APLC 401(K)
PLAN,

   Plaintiff,

 vs.

GREAT-WEST CAPITAL
MANANGEMENT, LLC,

   Defendant.

CIVIL COMPLAINT

I.   NATURE OF THE CASE

1.   This is an action for breach of fiduciary duty under Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b) ("ICA"), which authorizes mutual fund investors to bring an action against the mutual fund's investment adviser with respect to the adviser's receipt of compensation for services or of payments of a material nature.

2.   Plaintiff Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(K) Plan (the "Plan"), is a 401(k) defined contribution retirement plan and an investor, on behalf of its plan participants, in certain mutual funds issued by Great-West Funds, Inc. ("Great-West") and managed by its affiliate, Great-West Capital Management, LLC ("Defendant" or "GWCM").

3.   As authorized by Section 36(b), Plaintiff brings this action derivatively against Defendant on behalf of the Great-West Funds in which Plaintiff has invested, including four Great-West "Index Funds" (Great-West Real Estate Index Fund; Great-West S&P 500 Index Fund I; Great-West S&P Mid Cap 400 Index Fund I; Great-West S&P Small Cap 600 Index Fund I) and four Great-West "asset allocation" or "target date" funds (Great-West Lifetime 2025 Fund II; Great-West Lifetime 2035 Fund II; Great-West Lifetime 2045 Fund II; Great-West Lifetime 2055 Fund II)

4.   Defendant GWCM serves as the investment adviser within the meaning of 15 U.S.C. 80a-2(a)(20) for all Great-West funds, including those at issue in this case. Defendant breached its fiduciary duties to the funds in which Plaintiff is invested by collecting excessive fees from those funds. As a result, the Great-West funds in which Plaintiff invested and the holders of shares of those funds, including Plaintiffs, suffered losses for which recovery is sought by this action.

5.   For Defendant's breach of its fiduciary duty with respect to each of these funds, Plaintiff seeks declaratory and injunctive relief and damages, including the disgorgement of all fees paid during the period not precluded by the statute of limitations, as well as attorneys' fees and costs for bringing this action.

II. THE PARTIES

6.   Plaintiff Duplass, Zwain, Bourgeois, Pfister & Weinstock APLC 401(K) Plan (the "Plan"), is a 401(k) defined contribution retirement plan and an investor, on behalf of its plan participants, in certain Great-West Mutual funds managed by Defendant Great-West Capital Management, LLC ("GWCM").

7.   At all times relevant to this action, Plaintiff, on behalf of Plan participants, has held shares in the following Great-West Index Funds: Great-West Real Estate Index Fund; Great-West S&P 500 Index Fund; Great-West S&P Mid Cap 400 Index Fund; Great-West S&P Small Cap 600 Index Fund.

8.   At all times relevant to this action, Plaintiff, on behalf of Plan participants, has also held shares in the following Great-West asset allocation or target date funds: Great-West Lifetime 2025 Fund II Great-West Lifetime 2035 Fund II Great-West Lifetime 2045 Fund II Great-West Lifetime 2055 Fund II.

9.   Defendant GWCM is a Colorado limited liability company, located at 8515 East Orchard Road, Greenwood Village Colorado 80111.

10.   Defendant is registered with the Securities Exchange Commission ("SEC") as an investment adviser under the ICA.

11.   Pursuant to an Amended and Restated Investment Advisory Agreement between Great-West and Defendant dated May 1, 2013, Defendant is the investment advisor for all Great-West funds, including the funds at issue in this case in which Plaintiff invested.

12.   As registered investment advisor to the Great-West funds, Defendant owes a fiduciary duty under the ICA to the funds and their shareholders with respect to its compensation or payments of a material nature paid by the funds.

III. JURISDICTION AND VENUE

13.   This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

14.   Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendant is an inhabitant of and transacts business in this district, a substantial part of the events or omissions that give rise to Plaintiff's claims occurred in this district.

IV.   STATUTORY BACKGROUND

15.   Congress recognized as early as 1935 that mutual funds "present[ed] special features which require[d] attention beyond simply the disclosure philosophy of the Securities Act of 1933." (*See* H.R. Rep. No. 91-1382, p. 2 (1970), because "a typical [mutual] fund is organized by its investment advisor which provides it with almost all management services and because its shares are bought by investors who rely on that service, a mutual fund cannot, as a practical matter sever its relationship with the advisor.") (*See also* S. Rep. no. 91-184, p. 5 (1969)). Therefore, the forces of arm's length bargaining do not work in the mutual fund industry in the same manner as they do in other sectors of the American economy." (*Id.*) Rather, "the relationship between investment advisors and mutual funds is fraught with potential conflicts of interest," *Burks v. Lasker,* 441 U.S. 471, 481 (1979); *see also Gartenberg v. Merrill Lynch Asset Management, Inc.,* 694 F.2d 923, 929 (2d Cir. 1982).

16.   Accordingly, in 1940, Congress enacted the ICA recognizing that:

> The national public interest and the interest of investors are ***adversely affected***...when investment companies are organized, operated [and] managed...in the interest of...investment advisers...rather than in the interest of [shareholders]...or when the investment companies...are not subjected to adequate independent scrutiny.

ICA § 1(b)(2), 15 U.S.C. § 80a-1(b)(1994) (emphasis added). The ICA was designed to regulate and to curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors and distributors.

17.   In the 1960's, Congress realized that investment advisors were still gouging mutual funds with excessive fees. A report produced by the Wharton School that was commissioned by the SEC found that investment advisers tended to charge mutual funds "substantially higher" rates than they charged other clients. (*A Study of Mutual Funds Prepared for the Securities and*

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Exchange Commission by the Wharton School of Finance and Commerce, H.R. Rep. No. 2274, p. 29 (1962)).

18.   As a result, Section 36(b), 15 U.S.C. §80a-35(b) was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty. Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation for services, specifically providing that:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection . . . by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor . . . for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

19.   Further, notwithstanding requirements regarding the increased disinterestedness of the board, "Congress decided not to rely solely on the fund's directors to assure reasonable adviser fees," *Daily Income Fund*, 464 U.S. at 540, also adding a provision to Section 36(b) that provides:

> In any such action approval by the board of directors of such investment company of such compensation or payments, or of contracts or other arrangements providing for such compensation or payments, and ratification or approval of such compensation or payments, or of contracts or other arrangements providing for such compensation or payments, by the shareholders of such investment company, shall be given such consideration by the court as is deemed appropriate ***under all the circumstances.***

15 U.S.C. § 80a-35(b)(2) (emphasis added). Through Section 36(b), Congress gave shareholders a "unique right," *Daily Income Fund*, 464 U.S. at 536, giving them the ability to be an independent check on unfair fees while leaving "the ultimate responsibility for the decision in

determining whether the fiduciary duty has been breached [] with the court." (S. Rep. 91-184, p. 6.)

20.   Mutual fund fees cause a dramatic decrease in investment returns over time. Arthur Levitt, past Chairman of the SEC, criticized this "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. . . . In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

(Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).)

21.   Mutual funds are governed by a Board of Directors. Among other things, it is the board's responsibility to approve advisory fees and expenses. Directors are compensated for their services with a fee based on a schedule that typically takes into account an annual retainer, the number of meetings attended, and expenses incurred. Directors are typically paid about $100,000 per year for serving on the board. As a result, board membership is a lucrative part-time job, the continuation of which is dependent (at least in part) on the continued good will and approval of Defendant's fees.

22.   While mutual fund boards are supposed to be the "watchdogs" for the shareholders of the funds, two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of The Vanguard Group, Inc. ("Vanguard") made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

23.   Warren Buffet, famous investor and chairman of Berkshire Hathaway, made the following comment, which was aptly quoted by a United States District Court:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there.

Strougo v. BEA Assoc., 188 F. Supp. 2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

24.   Mr. Buffet further observed, in his letter to shareholders in the 2002 Berkshire Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an 'independent' mutual fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to 'independent' directors while meaning everything to managers. So guess who wins? . . . [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds often run well into six figures.)

2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

25.   The watchfulness and effectiveness of mutual fund boards of directors continues to be an issue today. Indeed, as Judge Posner recently observed in his dissent from the denial of

a petition for rehearing *en banc* in another case brought under Section 36(b), there are "growing indications that executive compensation in large publicly traded firms often is excessive because of the feeble incentives of boards of directors to police compensation." *Jones v. Harris*, 537 F.3d 728, 730 (2008), *cert. granted*, 559 U.S. 335, 129 S. Ct. 1579 (2010). Indeed, "'broad cross-sectional analysis reveals little consistent evidence that board composition is related to lower fees and higher returns for fund shareholders.'" *Id.* at 731 (quoting OEA Memorandum: Literature Review on Independent Mutual Fund Chairs and Directors," Dec. 29, 2006).

26.   Under the ICA, an investment advisor's fiduciary duty encompasses both full disclosure and substantive fairness as concerns fund fee assessments. Indeed, an advisor "may not overreach in the amount of his fee even though the other party to the transaction, in full possession of all the facts, does not believe the fee is excessive." December 17, 1969 Letter from the Investment Company Institute included with Mutual Funds Amendments (Part I): Hearings before the Subcomm. on Commerce and Finance of the H. Comm. on Interstate and Foreign Commerce, 91st Cong., at 441 (1969) ("1969 Hearings"). *See also* S. Rep. 91-184, pp. 15-16 ("the ultimate test, *even if the compensation or payments are approved by the directors* . . . will be whether the investment adviser has fulfilled his fiduciary duty to the mutual fund shareholders in determining the fee") (emphasis added).

27.   The essence of a claim for excessive or unfair fees under the Section 36(b) of the ICA is "whether or not under all the circumstances the transaction carries the earmarks of an arm's length bargain." *Pepper v. Litton*, 308 U.S. 295, 306-307 (1939). "To face liability under Section 36 an investment adviser must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." *Jones v. Harris*, 559 U.S. 335, 346 (2010).

28.   The test for determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining includes a consideration of the following non-excusive six factors: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the

advisor/manager; (3) economies of scale; (4) comparative fee structure; (5) fallout benefits (*i.e.*, indirect profits to the advisor/manager resulting from the existence of the funds); and (6) the care and conscientiousness of the directors. A review of these factors, and the facts of this case, demonstrates that the fees collected by Defendant from the Fund violates Section 36(b).

V.   GREAT-WEST FUNDS, INC.

29.   Great-West is governed by a Board of Directors comprised of just four individuals. One of those individuals, David L. Musto, is the President and Chief Executive Officer of both Defendant GWCM and Great-West Investments, GWL&A, an affiliated company. Prior to 2016, Musto's position on the Board was held by Robert K. Shaw, who was the Chairman, President and Chief Executive Officer of Defendant GWCM and an Executive of GWL&A.

30.   The Great-West Board is responsible for overall management of the Great-West funds, including the approval of investment advisory fees and expenses.

31.   The funds at issue in this case are among more than 60 funds issued by Great-West Funds, Inc., an open-ended management investment company (mutual fund) registered with the Securities and Exchange Commission ("SEC") pursuant to Section 8(a) of the ICA.

32.   Pursuant to an Amended and Restated Investment Advisory Agreement between Great-West and Defendant dated May 1, 2013, Defendant is the investment advisor for all of funds issued by Great-West, including the funds at issue in this case.

33.   As the investment adviser with respect to the Great-West funds, Defendant owes a fiduciary duty under Section 36(b) of the ICA to those funds and their shareholders with respect to the receipt of compensation for services, or of any payments of a material nature, paid to GWCM or any affiliated person by the funds or their shareholders.

34.   As relevant to this action, Great-West Funds include several overlapping categories of funds, as described below.

The Great-West Index Funds

35.   Great-West's funds include six "index funds," four of which are at issue here. An index fund is a type of mutual fund which is designed to track or match the performance of a

market index, typically by investing in the same or similar stocks or other investments as those comprising the "benchmark" index. An example of a benchmark index is the S&P 500 Index, published by the American financial service company Standard & Poor's Financial Services, LLC. Other commonly used benchmarks are the S&P 500 Index, the S&P 400 Mid Cap Index and the S&P 600 Small Cap Index.

36.   Each of the S&P indices represents a capitalization-weighted index based on a particular level of capitalization. For example, the S&P 500 Index is an index of 500 of the largest companies on the New York Stock Exchange or NASDAQ. It is a widely recognized barometer of the United States equity market and one of the most commonly followed equity indices. Similarly, the S&P Mid Cap 400 Index serves as a barometer for the U.S. mid-cap equities sector and is comprised of 400 stocks representing companies in the middle tier of U.S. stock market capitalization. And the S&P Small Cap 600 Index is a capitalization-weighted index designed to monitor the performance of publicly traded common stocks of the small company sector of the U.S. equities market.

37.   Because the portfolios of index funds are structured to emulate existing market indices, they are said to be "passively" managed, requiring relatively little trading, research analysis or other services of an investment adviser. Since there are almost no costs associated with advisors working to identify stocks to buy and sell, index funds are supposed to provide investors with a low cost way to invest in a wide variety of companies and industries with the expectation of relatively consistent performance. Contributing to the low costs of managing such funds is the ability to use software and computers to replicate the indices. Accordingly, investment advisors managing index funds provide very few of the advisory services that they typically provide to investors in other mutual funds that are "actively" managed.

38.   Most fund providers offer their own versions of S&P index funds, which have as their investment goal tracking the return of its namesake index. They typically seek to achieve this goal by investing in a mix of the same funds as those included in the index.

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39. Of the 60-plus mutual funds offered by Great-West Funds, Inc., three are S&P index funds in which Plaintiff is invested: the Great-West S&P 500 Index Fund (MSVIX), the Great-West S&P Mid Cap 400 Index Fund (MSMDX), and the Great-West S&P 600 Small Cap Index Fund (MSISX). Each of these funds are passively managed and designed to track their respective benchmark index. Each invests at least 80% of its net assets in common stocks of the benchmark index. Each seeks to achieve its goal of tracking the benchmark index by owning the same securities contained in the index in as close as possible a proportion of the fund as each stock's weight in the benchmark index. (*See* Fund Fact Sheets at https://dcprovider.com/Great-West_Funds/PDF/MXVIX.pdf; https://dcprovider.com/Great-West_Funds/PDF/MXMDX.pdf; https://dcprovider.com/Great-West_Funds/PDF/MXISX.pdf/) (Last viewed on May 20, 2016).

40. Defendant GWCM charges a management fee or investment advisory fee for each of the Great-West S&P Index Funds of 25 basis points, *i.e.*, .25% of the net assets under management for the fund. Of that amount, it pays 2 basis points or less to a sub-adviser, to which it delegates almost all of its responsibilities for providing investment advisory services to the funds.

41. A fourth index fund offered by Great-West in which Plaintiff is invested is the Great-West Real Estate Index Fund. The benchmark index for this fund is the Dow Jones U.S. Select REIT Index, a market capitalization-weighted index of publicly traded equity real estate investment trusts (REITs). Like the Great-West S&P Index Funds, the Great-West Real Estate Index Fund is passively managed. Under normal circumstances the fund invests at least 80% of its net assets in securities included in benchmark index.

42. Defendant GWCM charges a management fee or investment advisory fee for the Great-West Real Estate Index Fund of 35 basis points. Of that amount it pays 8 basis points to another sub-adviser, to which it delegates almost all of its responsibilities for providing investment advisory services to the fund. For assets under management in excess of $100 million, the sub-adviser's fee is reduced to 6 basis points, causing GWCM's fee to increase to 29 basis points.

The Great-West Lifetime Funds

43.   Another type of mutual fund typically offered by mutual fund providers is commonly known in the industry as "target date" funds, also referred to as "asset allocation" funds. Great-West's target date funds at issue here are known as the "Lifetime Funds."

44.   Target date funds are designed to provide a certain level of risk / return based on the investor's investment horizon, such as the investor's projected "target" date for retirement. As the target date approaches, the investments are adjusted, becoming more conservative over time. For instance, if an investor's retirement is anticipated to be near the year 2035, he or she might choose a particular target date fund designed for a level of risk considered suitable for someone planning to retire in or around the year 2035. As that individual's anticipated retirement date approaches (in this example, 2035), the investment mix in the 2035 fund becomes more conservative by increasing its investors' exposure to generally more conservative investment options and fewer aggressive investment options. The purpose of this type of fund is to allow the investor to spend less time reallocating his or her portfolio since the fund adjusts and becomes more conservative over time as the target date for needing the funds approaches.

45.   Over time, the asset allocations of target date funds with later target dates are periodically modified to approximate those target date funds with earlier target dates, until finally reaching the most conservative investment mix in the decade that investors anticipate they will begin withdrawing funds.

46.   Unlike many mutual funds, target date funds typically do not invest directly in stocks, bonds or money market funds. Instead, each target date funds is invested in other mutual funds in what is known as a "fund-of-funds" arrangement. The mutual funds in which the target date fund of funds is invested are known as the "underlying funds" or "acquired funds." Typically, these underlying funds are affiliated with the fund provider that offers the target date fund of funds and has the same investment advisor.

47.   Great-West offers four target date funds in which Plaintiff and its participants are invested. They are the Great-West Lifetime 2025 Fund II (MXCLX); the Great-West Lifetime 2035 Fund II (MXILX); the Great-West Lifetime 2045 Fund II (MXOLX) and the Great-West Lifetime 2055 Fund II (MXSLX). These are collectively referred to hereafter as the "Lifetime Funds."

48.   Each of the Lifetime Funds is principally invested in other Great-West affiliated mutual funds, including each of the following:

American Century Growth Fund
Great-West Ariel Mid Cap Value Fund
Great-West Bond Index Fund
Great-West Federated Bond Fund
Great-West Goldman Sachs Mid Cap Value Fund
Great-West International Index Fund
Great-West Loomis Sayles Bond Fund
Great-West Loomis Sayles Small Cap Value Fund
Great-West MFS International Growth Fund
Great-West MFS International Value Fund
Great-West Multi-Manager Large Cap Growth Fund
Great-West Putnam Equity Income Fund
Great-West Putnam High Yield Bond Fund
Great-West Real Estate Index Fund
Great-West S&P 500 Index Fund
Great-West S&P Mid Cap 400 Index Fund
Great-West S&P Small Cap 600 Index Fund
Great-West Short Duration Bond Fund
Great-West T. Rowe Price Equity Income Fund
Great-West T. Rowe Price Mid Cap Growth Fund
Great-West Templeton Global Bond Fund

49.   Defendant GWCM collects and retains at least two types of fees or payments of a material nature within the meaning of Section 36(b) from the Lifetime Funds and their investors. One of these types of fees is a "management fee" or "investment advisory fee." The management fee for each of the Lifetime Funds is 12 basis points of the net assets under management.

50.   The second type of fee or payment of a material nature that GWCM receives from the Lifetime Funds and their investors is what is referred to as Acquired Funds Fees and Expenses, or "AFFE." The AFFE is comprised almost entirely of management or investment advisory fees for the underlying funds in which the Lifetime Funds are invested. The Lifetime Funds and their investors pay these amounts to GWCM by virtue of their investment in the underlying funds and in direct proportion to their investment in the underlying funds. For example, if the Lifetime 2035 Fund II owns 18% of the Great-West S&P 500 Index Fund, it pays 18% of the investment advisory fees for that fund as part of the AFFE.

The Use of Sub-Advisors by Great-West and GWCM

51.   Although GWCM is the investment adviser for all of the Great-West Funds, it does not actually provide day-to-day investment advisory services to any of the Great-West Index Funds at issue in this case or to any of the underlying funds in which the Great-West Lifetime Funds are invested. Instead, Defendant GWCM and Great-West Funds, Inc. execute a sub-advisory agreement with another registered investment adviser for each of the funds at issue, pursuant to which GWCM's investment advisory responsibilities are delegated to the sub-adviser.

52.   Under the sub-advisory agreements, the sub-adviser is responsible for the daily management of the Index Funds, including providing investment advisory services and making decisions to buy, sell, or hold any particular security. The sub-advisers also select the brokers or dealers that will execute the purchases and sales of securities for the funds and arrange for payment of broker or dealer commissions.

53.   The Portfolio Managers for each of these funds are employees of the sub-adviser, not GWCM. These individuals, not employees of GWCM, are responsible for the day-to-day management of the Index Funds and the Underlying Funds.

54.   In addition to being responsible for and performing all the meaningful investment advisory services work for the sub-advised funds, the sub-advisors also bear all the expenses associated with the performance of those services, including but not limited to, compensating

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and furnishing office space for its officers and employees connected with investment and economic research, trading, and investment management of the Index Funds.

55. As compensation for the investment advisory services provided to the fund, the sub-adviser for each fund receives a fraction of the management fee paid by the fund to GWCM. The remainder is retained by GWCM.

56. For the period relevant to this action, the sub-advisers for each fund at issue in this case, including the underlying funds for the Lifetime Funds along with the management fee (expressed as a percentage of net assets under management), the portion of the management fee received by the sub-adviser and the portion of the fee retained by GWCM, are set forth in Table 1, below.

Underlying Fund	Sub-Advisor[1]	Mgmt. Fee[2]	Sub-Adviser[1]	GWCM share
American Century Growth Fund*	American Century Investment Mgmt., LLC	.65%	.35% < $750M[3] .29% > $750M	.30% < $750M .36% > $750M
Great-West Ariel Mid Cap Value Fund	Ariel Investments, LLC	.60%	.50% on first $25M .40% on next $75M .40% > $100M	.10% on first $25M .20% on next $75M .20% > $100M
Great-West Federated Bond Fund	Federated Investment Mgmt. Co.	.35%	.15% < $100M .12% < $250M .10% < $250M	.20% < $100M .23% < $250M .25% < $250M
Great-West Goldman Sachs Mid Cap Value Fund	Goldman Sachs Asset Mgmt. LLP	.90%	.40% < $100M .35% next $600M .32% > $700M	.50% < $100M .55% next $600M .58% > $700M
Great-West International Index Fund	Mellon Capital Management Corporation	.35%	.35% on first $500M .02% > $500M	.00% on first $500M .33% > $500M
Great-West Loomis Sayles Bond Fund	Loomis, Sayles & Company, L.P.	.55%	.30% on all assets	.25% on all assets

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Great-West Loomis Sayles Small Cap Value Fund	Loomis, Sayles & Company, L.P.	.60%	.50% first $10M .45%% next $15M .40% next $75M .30% > $100M	.10% first $10M .15%% next $15M .20% next $75M .30% > $100M
Great-West MFS International Growth Fund	Massachusetts Financial Services Company	.85%	.35% on all assets	.50% on all assets
Great-West MFS International Value Fund	Massachusetts Financial Services Company	.65%	.40% on all assets	.25% on all assets
Great-West Multi-Manager Large Cap Growth Fund	Pioneer Investment Management, Inc.	.65% < $1B .60% > $1B	.30% < $500M .24% next $500M .225% > $1B	.35% < $500M .41% next $500M .375% > $1B
Great-West Putnam Equity Income Fund	Putnam Investment Management, LLC	.75%	.40% first $250M .35% next $250M .30% > $500M	.35% first $250M .40% next $250M .45% > $500M
Great-West Putnam High Yield Bond Fund	Putnam Investment Management, LLC	.75%	.35% on all assets	.40% on all assets
Great-West Real Estate Index Fund	Geode Capital Mgmt. LLC	.35%	.08% < $100M .06% > $100M	.27% < $100M .29% > $100M
Great-West S&P 500 Index Fund	Mellon Capital Mgmt. Corp.	.25%	.02%	.23%
Great-West S&P Mid Cap 400 Index Fund	Mellon Capital Mgmt. Corp.	.25%	.035% < $500M .02% >$500M	.215% < $500M .23% >$500M
Great-West S&P Small Cap 600 Index Fund	Mellon Capital Mgmt. Corp.	.25%	.02%	.23%

Great-West T. Rowe Price Equity Income Fund	T. Rowe Price Associates, Inc.	.45%	.50% first $50M .45% next $50M .40% reset at $100M .35% reset at $200M .325% reset at $500M .30% over $500M .30% reset at $1B	-.05% first $50M .00% next $50M .05% reset at $100M .10% reset at $200M .125% reset at $500M .15% over $500M .15% reset at $1B
Great-West T. Rowe Price Mid Cap Growth Fund MXYKX	T. Rowe Price Associates, Inc.	.65%	.50% on all assets	.15% on all assets
Great-West Templeton Global Bond Fund MXZMX	Franklin Advisers, Inc.	.95%	0.30% < $100M 0.275% next $200M 0.25% >300M	0.65% < $100M 0.675% next $200M 0.70% >300M

Table 1

COUNT I
ICA SECTION 36(b)
BREACH OF FIDUCIARY DUTY
(Unfair and Excessive Fees – With Respect to the Great-West Index Funds)

57.   Plaintiff repeats and re-alleges each allegation in the foregoing paragraphs of this complaint as of if fully set forth herein.

58.   Although Defendant delegates virtually all of the investment advisory services for the Index Funds to the sub-adviser for those funds, it collects and retains for itself the vast majority of the management fees from the Index Funds. In the case of the S&P Index Funds, it pays the sub-adviser only 2 basis points, retaining 23 basis points for itself. In the case of the Great-West Real Estate Index Fund, it collects 35 basis points from the fund and retains 27 to 29 basis points for itself, paying the sub-adviser only 6 to 8 basis points.

59.   Because Defendant provides only nominal services to these Index Funds, having delegated all of the investment advisory work to the sub-advisers, its retention of a grossly disproportionate share of the management fee represents a breach of Defendant's fiduciary duty

to the Index Funds. Such fees are unfair, excessive, disproportionate to the services rendered and could not have been negotiated through arms-length bargaining in light of all the circumstances.

60.   GWCM's compensation for purportedly providing investment advisory services to the Index Funds bears no relationship to the quality nature and quality of the services rendered to those funds by GWGC or to the cost of providing such services. In particular, GWGC provides no day-to-day investment advisory services to its Index Funds. The responsibility for providing those services is delegated to a sub-advisor.

61.   The portfolio managers for each of the Index funds are all employees of Mellon and are the ones who provide the Index Funds with all of the day-to-day investment advisory services.

62.   In particular, the sub-advisers for the index funds and their portfolio managers furnish a continuous investment program for the Index Funds in accordance with the stated investment objectives and policies; makes investment decisions for the Index Funds and place all orders to purchase and sell securities on behalf of the funds. They also perform research and obtain and evaluate pertinent economic, statistical, and financial data relevant to the investment policies of the Index funds. These are the core responsibilities of an investment adviser and were delegated by GWCM to the sub-advisers.

63.   The only investment advisory services for which GWCM retains responsibility under its Advisory agreement with Great-West Funds, Inc. are the maintenance of records pertaining to investments and the calculation of the funds' net asset value. All other investment advisory services for which GWCM is responsible under its advisory agreement with Great-West are delegated to the sub-adviser.

64.   Pursuant to a separate Administrative Services Agreement dated May 1, 2015, all shareholder administrative and recordkeeping services provided to the Index Funds and other Great-West Funds are performed by Great-West Life & Annuity Insurance Company ("GWL&A), not by GWCM. The Index Funds and other Great-West Funds pay GWL&A, an affiliate of Great-West Funds, Inc. and GWCM, an additional 35 basis points for such services.

65.   While Defendant initially collects a management fee of 25 basis points in fees from the Index Funds and its shareholders, it passes down only 2 basis points to Mellon Capital for all the work Mellon Capital provides to the Fund. In other words, Defendant charges Fund investors 23 basis points for investment advisory services but provides virtually none of those services itself. Mellon Capital provide all the meaningful services to the Fund but receives only 2 basis points while Defendant pockets the remaining 23 basis points for itself for doing little more than acting as a fee conduit.

66.   The 2 basis points paid to Mellon Capital for managing the Index Funds represents reasonable compensation for providing investment advisory services to a passively managed funds such as the Index Funds and covers both the cost of those services and a reasonable profit. The collection and retention of an additional 23 basis points by GWCM, representing more than 10 times the amount paid to Mellon Capital, is grossly excessive and a clear breach of its statutory fiduciary duties to the Fund. In 2014 Defendant collected more than $12 million in fees from the Fund in exchange for little, if any, actual services provided to the Fund. Defendant is using the Fund to siphon fees from retirement investors.

67.   As of April 29, 2016, Defendant and Great-West replaced Mellon Capital as the sub-adviser for the four Great-West index funds it sub-advised and replaced Geode Capital Management as the sub-adviser for the Great-West Real Estate Index Fund. The new sub-adviser for these funds is a Great-West affiliate, Irish Life Investment Managers Limited ("ILIM"). This negotiation of a new sub-advisory agreement with a new sub-adviser represented an opportunity to correct the disproportionate nature of the investment advisory fees described above. Instead, Defendant and Great-West exacerbated the situation. Although the total management fee for each of these funds remain the same, the share passed on to the new sub-adviser has either remained the same or decreased, causing Defendant's disproportionate share of the management fees to increase. Thus, the current management fee split compared to the former split is as set forth in Table 2, below:

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Great-West Fund	Mellon or Geode / GWCM Split	ILIM / GWCM Split
International Index Fund	.350 % / 0.00% < $500M .020% / 0.330% > $500M	.020% / .23%
Real Estate Index Fund	0.08% / 0.27% < $100M 0.06% / 0.29% > $100M	0.020% / 0.380%
S&P 500 Index Fund	0.020% / 0.230%	0.0075% / 0.2425%
S&P Mid Cap 400 Index Fund	0.035% / 0.215% < $500M 0.020% / 0.230% >$500M	0.015% / 0.235%
S&P Small Cap 600 Index Fund	0.020% / 0.230%	0.013% / 0.237%

Table 2

68.   Defendant's management fees are also excessive by comparison to the fees charged for the same services by other advisers of similar index funds offered by other fund complexes. For example, the largest S&P 500 Index funds are offered by Vanguard, Fidelity, Black Rock, and Schwab. The S&P 500 Index funds offered by these companies account for over 80% of assets in all S&P 500 Index funds. In contrast to GWCM's management fee of 25 basis points, though, these comparable S&P 500 Index funds have management fees of 3 basis points (Fidelity), 4 basis points (Vanguard and Blackrock) and 6 basis points (Schwab). These are low cost investment options because there is virtually no work required to offer and manage these investments. The investments simply mirror the S&P 500 Index.

69.   The Great-West S&P 500 Index Fund is almost identical to the S&P 500 Index funds offered by Vanguard, Fidelity, Blackrock, and Schwab – with one major difference. The Great-West S&P 500 Index Fund carries an expense ratio of **60 basis points**, 23 of which are management fees for purportedly providing investment advisory services, and consistently underperforms its benchmark (the S&P 500 Index) and the similar S&P 500 funds offered by Vanguard, Fidelity, Blackrock, State Street, and Schwab. The Great-West S&P 500 Index Fund may be accurately described as having high fees and poor performance.

70.   The Great-West S&P 500 Index Fund has been called the "Worst Mutual Fund in the World." (*See The Worst Mutual Fund in the World*, Johnston, Michael, Fund Reference, July 29, 2015, available at http://fundreference.com/ articles/ 2015/ 1000668/the-worst-mutual-fund-in-the-world/ (last visited on May 20, 2016). It lags behind its benchmark every year and charges investors ***more than 10 times*** what nearly identical funds charge.

71.   To the extent that the quality of the services provided by Defendant to the Index Funds is measured by the performance of those funds, such service has been poor. For example, the Great-West S&P 500 Index Fund consistently lags behind its benchmark. The Fund is regularly outperformed by many nearly identical S&P 500 Index funds with much lower fees. Likewise the performance of the other Great-West Index Funds has not been remarkable and does not justify the extraordinary fee that GWCM charges.

72.   Although GWCM does not provide any direct advisory services to the Index Funds, the poor performance of those funds indicate that it has not excelled in selecting or monitoring the sub-advisors who do provide those services, and that the fee it receives is not justified by the performance of the funds or the quality of the services, if any, that Great-West provides.

73.   The 2 basis point fee paid to Mellon Capital, who provided the day-to-day investment services to the Fund, compared with 58 basis points retained by Defendant who ***did not*** provide day-to-day investment services to the Fund is strong evidence that Defendant's fee is so disproportionately large that it bears no reasonable relationship to the nature or quality of the services Defendant rendered to the Fund and could not have been the product of arm's length bargaining.

74.   The Fund pays Defendant excessive fees because Defendant's fees are not negotiated in good faith at arm's length as they are with mutual funds that are not affiliated or controlled by Defendant's affiliate Great-West, the way the Fund here is. This is plainly evident given that Defendant is raking in 58 basis points in fees from Fund investors while Mellon Capital, who is not affiliated with Great-West and is providing all the meaningful services to the Fund and

paying the expenses associated with those services and receives only a 2 basis point fee. This disparity in services and fees reflects Defendant's willingness and determination to prefer its own financial interests to the interests of the Fund and the Fund shareholders.

75.   In an arm's length relationship, Defendant would charge the Fund no more than 10 basis points for the services that the Fund is paying 60 basis points to receive. To be sure, Vanguard, Fidelity, Black Rock, State Street, Schwab, and many others charge investors less than 10 basis points to provide the identical services. This means Defendant's 58 basis point retained fee is grossly excessive.

76.   Investment advisers such as GWCM are subject to certain fiduciary duties standards under federal law and owe clients an affirmative duty of utmost good faith and to act solely in the best interests of the client and to make full and fair disclosure of all material facts, particularly where the adviser's interests may conflict with the client's best interest." Defendant has put its own financial interests ahead of the interests of Plaintiff and Fund shareholders by participating in arrangements and schemes that benefit Defendant at the expense of Plaintiff and the Fund. The cost of this conflict of interest, which does not exist in the case of the arm's length relationship, is reified in the excessive fees complained of herein.

77.   Defendant's willingness and determination to prefer their own financial interests to the interests of the Fund and Fund shareholders like Plaintiff shows through in the nature and quality of the services that GWCM renders to the Fund. Again, the Fund is passively managed. There are virtually no services actually provided to the Fund. But even still, Defendant contracts with Mellon Capital to provide the Fund with the advisory services it requires. Defendant negotiated Mellon Capital's fee at arm's-length. Tellingly, Mellon Capital agreed to a 2 basis point fee. This means Mellon Capital received roughly $400,000 per year for providing investment advisory services to the Fund. And yet Defendant charged the Fund 60 basis points and retained for itself 58 basis points (more than $12 million) – for doing virtually nothing. This sort of fee gouging is precisely the sort that the ICA exists to restrain.

78.   To the extent that Defendant provides any legitimate services to the Fund those services might include administrative services. The nature and quality of any such ostensible administrative services – if such in fact any are actually being performed by Defendant and not duplicative of the administrative services provided by GWL&A --do not justify Defendant collecting and retaining a 23 basis point fee ($12 million).

79.   "[T]he profitability of the fund to the adviser" is a factor that should be examined to assess whether the price paid by the fund to its adviser is in line with a price that would be achieved through "arm's-length bargaining."" (*See* John P. Freeman & Stewart L. Brown, *Manual Fund Advisory Fees: The Cost of Conflicts* Interest, 26 Corp. L. 610, 661 (2001)). The profitability of a fund to an adviser is a function of revenues minus the costs of providing services.

80.   Defendant's costs of providing services to the Index Funds are nominal while the revenue it pockets from the fund is massive. Thus, while the exact profitability numbers are not made available to the public and, therefore, are not known to Plaintiff, the limited nature of the services provided, if any, and the exorbitant nature of the fees collected dictate that GWCM's profit is extraordinary.

81.   Another indicator of the excessive nature of Defendant's fees is the extent to which the management of funds benefit from economies of scale that are not passed on to the funds. The existence of economies of scale in the mutual fund industry has been confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of mutual fund investment advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31; GAO Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9.

82.   The clearest example of these economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory

22

relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for fund advisors to service additional assets with zero additional costs. In other words, investment advisors like Defendant can advise a fund that doubles in size purely because of market forces with no increased costs because the services in question provided by the advisors remain unchanged.

83.   The assets in the Great West Index Funds have increase dramatically over the past 3 years, as Table 3 illustrates.

GW Index Fund	2015	2014	2013	2012
International Index Fund	$706,739	$606,557	$508,268	$327,571
S&P 500 Index Fund	$2,273,881	$2,193,630	$1,815,568	$1,272,097
S&P Mid Cap 400 Index Fund	$612,139	$544,964	$431,206	$255,718
S&P Small Cap 600 Index Fund	$700,824	$739,874	$659,093	$441,488
Real Estate Index Fund	$324,457	$331,619	$264,227	$82,875

Table 3

84.   Because Defendant's fee revenue is based on a percentage of assets under management, it has enjoyed increased revenue in the same proportion without any comparable increase in costs.

85.   Defendant should have shared some of the economy of scale benefits with the Fund but it did not. Defendant has charged a management fee of 23 basis points to the S&P Index Fund investors, in addition to the 35 basis points investors pay for administrative and recordkeeping services, going back at least to 2011. Likewise, it has charged and retained a management fee of 27 to 29 basis points for the Real Estate Index Funds.

86.   Economies of scale exist for the Fund; they are not, however, being properly shared with Fund investors as required by the ICA; instead, they simply are appropriated for Defendant's benefit. Thus, Fund shareholders have incurred actionable losses, because as their legal fiduciary,

23

Defendant is siphoning off for its benefit rather than for the benefit of the Fund money made available by these economies of scale. The economies of scale benefits that have been captured and misappropriated by Defendant can and do generate excessive, undeserved profits for Defendant. These benefits can (at least in part) be shared with the Fund, Plaintiff and other shareholders in the Fund by reducing fees and other costs charged to the Fund by Defendant. Here, no such meaningful savings have been shared with the Index Funds.

87.   Notably, GWCM and Great-West imposes a requirement on sub-advisers that they pass on economies of scale to investors with respect to some funs but does not do so for GWCM itself. For example, the fee that Mellon Capital receives as sub-advisor for the Great-West S&P Mid Cap 400 Index Fund is 3.5 basis points on the first $500 million of assets under management but only 2 basis points on assets above $500 million. This reduction of the fee as assets under management increase is typically referred to as a fee "break point" and is designed to take into account economies of scale. GWCM's fee for the same fund has no such break point as assets under management increase. The result is that Defendant's fee as a percent of assets under management actually increases as the fund grows and the sub-adviser's break points kick in, from 21.5 basis points to 23 basis points.

88.   The work required to operate a mutual fund does not increase proportionately with the assets under management. "[I]nvestment management efforts, the most important (and most expensive) input into portfolio management, do not increase along with portfolio size. A portfolio manager can invest $5 billion nearly as easily as $1 billion and $20 billion nearly as easily as $10 billion." (Size may impair performance, but it imposes little logistical challenge.) (Swensen, *Unconventional Success: A Fundamental Approach to Personal Investment* 238.) Therefore, "[a]s scale increases, fees as a percentage of assets ought to decline, allowing both fund manager and fund shareholders to benefit." (*Id.*) Indeed, break points "reflect the economic reality of the direct relationship between decreasing marginal costs and increasing portfolio size." (*Id.*) According to another fund industry expert, John C. Bogle, the economies of scale generated in the mutual

24

fund portfolio management and research business are "little short of staggering." (John C. Bogle, *The Battle for the Soul of Capitalism* 154 (2005)).

89.   As an example, if a fund has fifty million dollars ($50,000,000) of assets under management and a fee of 75 basis points (100 basis points = 1%), the fee equals $375,000 per year. A comparable mutual fund with five hundred million dollars ($500,000,000) of assets under management would generate a fee of three million seven hundred and fifty thousand dollars ($3,750,000). Similarly, a mutual fund worth five billion dollars ($5,000,000,000) would generate a fee of thirty-seven million, five hundred thousand dollars ($37,500,000) per year.

90.   It simply does not cost a fund's advisor ten times as much to render services to a ten billion dollar ($10,000,000,000) fund as compared to a one billion dollar ($1,000,000,000) fund. In fact, the investment advisory services or securities selection process for a ten billion dollar fund and a one million dollar fund are virtually identical, generating enormous economies of scale. At some point (exceeded by the fund because of their large size), the additional cost to advise each additional dollar in the fund (whether added by a rise in the value of the securities or additional contributions by current or new shareholders) approaches a number at or close to zero.

91.   Advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted Section 36(b). Further, as assets under management increase, the cost of providing services to additional assets does not increase at the same rate, resulting in tremendous economies of scale.

92.   In the case of the Great-West Index Funds here, assets under management have grown significantly, as alleged above. As this growth has occurred, Defendant's fee as a percentage of assets under management have remained the same, resulting in dramatic increases in revenue without a proportional increase in the costs of managing the funds. Defendant has thus realized significant economies of scale without passing those savings along to investors.

93.   The Index Funds are extremely profitable for Defendant because the sub-advisers provide virtually all of the services and is paying virtually all of the costs associated with the

Fund, yet GWCM collects 92% of the investment advisory fees derived from the S&P Index Funds and 77% or more of the investment advisory fees derived from the Real Estate Index Funds.

94.   Defendant has also experienced profits because of the existence of the Fund through what are known as fallout benefits, *i.e.*, indirect benefits to Defendant attributable in some way to the existence of the Fund. For example, Defendant receives millions in fee revenue every year in connection with providing services to retirement plans. Defendant would not be providing these services to retirement plans and consequently would not be receiving millions in revenues without the Fund. Retirement plans typically demand an S&P 500 Index fund to be included on a plan's investment menu. The Great-West S&P 500 Index Fund provides Defendant with the ability to solicit and secure millions in revenue from retirement plans.

95.   Defendant also receives fees from Great-West's target-date funds. The Fund is included in the target date funds. Including the Fund in the target date fund, which allows Defendant to collect another layer of fees that relate to the Fund is another significant fallout benefit.

96.   This and other obvious fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of Funds advised by Defendant.

97.   Other, easier to quantify, fallout benefits include "soft dollars" payable from broker-dealers or other service providers to mutual funds. Essentially, "soft dollars" are credits furnished to Defendant from securities-industry firms in exchange for routing Defendant's securities transaction orders and other business to paying firms.

98.   Defendants do not provide substantial information regarding the existence and extent of these and other fallout benefits. The evidence further demonstrating the validity of this allegation is believed to be within Defendant's sole possession.

99.   In sum, Plaintiff and other shareholders of the Fund have paid for these benefits and are entitled under the ICA to compensation for those payments in the form of reduced fees for the Fund.

COUNT II
ICA SECTION 36(b)
BREACH OF FIDUCIARY DUTY
(Unfair and Excessive Fees – With Respect to Lifetime Funds Management Fees)

100.   Plaintiff repeats and re-alleges each allegation in the foregoing paragraphs of this complaint as if fully set forth herein.

101.   The 12 basis points in management fees charged by Defendant for providing advisory services to the Lifetime Funds are unfair, excessive, disproportionate to the services rendered in exchange for those fees and neither were nor could have been negotiated through arm's length bargaining.

102.   Because the Lifetime Funds are funds of funds, they require little or no day-to-day investment advisory services. The assets of the funds are simply invested in approximately 20 to 25 other mutual funds, primarily Great-West Funds, according to an established asset allocation strategy. All investment analysis, research and trading activities normally associated with portfolio management and investment advisory services are performed at the level of the underlying funds, not at the fund of fund level and are compensated for by means of the management fee for the underlying funds.

103.   Rather than being the subject of regular trading of securities and other investment activities, the Lifetime Funds automatically rebalance their holdings on a monthly basis to maintain the appropriate asset allocation. The investment advisory services provided by Defendant to the Lifetime Funds are limited to quarterly reviews of the asset allocations, underlying fund allocations and the underlying funds.

104.   The management fee for comparable target date funds structured as funds of funds offered by other fund complexes typically range from 0 to 6 basis points, as Table X, below, indicates: The fees charged by other investment advisors for providing substantially similar

27

services to target date funds of funds of the same type are substantially lower than the 12 bps charged and collected by GWCM, as follows:

Target Date Funds	Management Fee
John Hancock Retirement Fund	.06%
Principal LifeTime Fund	.03%
Fidelity Advisor Freedom Fund	0.0%
American Century One Choice Funds	0 .0%
MFS LifeTime Fund	0.0%
MassMutual RetireSMART Fund	0.0%
JPM SmartRetirement Funds	0.0%
American Funds Target Date Funds	10.0%

Table 4

105.   The fees that Defendant takes from the Fund is under all the circumstances so disproportionately large that it bears no reasonable relationship to the services rendered in exchange for that fee (if any) and could not have resulted from arm's length bargaining. *See Jones v. Harris*, 559 U.S. 335 (2010) (investment advisors breach their fiduciary duties to mutual funds when they collect fees from mutual funds that are so disproportionately large that the fees bear no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining).

106.   Defendant does not provide any greater or higher quality services to the Lifetime Funds than the investment managers for each of the comparable funds identified in Table C provide to those target date funds, each of which are funds of funds like the Lifetime Funds.

107.   The 12 basis points charged and collected by GWCM as a management fee for the Lifetime Funds does not cover administrative and recordkeeping services, which are now provided by GWL&A and the subject of a separate contract pursuant to which the Lifetime funds and their investors pay an additional 35 basis points.

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108.   GWCM has realized significant economies of scale in its management of the Lifetime Funds. During the period for which information is available from disclosures issued by Great-West, each of the Lifetime Funds have experienced significant growth in net assets under management, as Table 4, below, illustrates.[1]

Fund Name	2014 (000)	2013 (000)	2012 (000)	2011 (000)	2010 (000)
LT 2025 Fund II	$1,610,407	$1,384,073	$929,450	$493,392	$284,030
LT 2035 Fund II	$1,287,252	$1,054,392	$635,294	$329,513	$191,561
LT 2045 Fund II	$653,580	$536,130	$306,817	$143,611	$76,060
LT 2055 Fund II	$184,499	$136,297	$66,874	$32,947	$16,180
Total:	$3,735,738	$3,110,892	$1,938,435	$999,463	$567,831

Table 5

109.   This growth in net assets for the lifetime funds represents an increase for each fund ranging from a multiple of 5.6 to 11.4. The net assets of all of the Lifetime Funds at the close of 2014 were six-and-a-half times what they were at the close of 2010.

110.   Throughout this period of time, GWCM's management fee for the Lifetime Funds, as a percentage of net assets, has remained constant at .12% or 12 basis points.

111.   As a result of the dramatic increase in net assets for the Lifetime funds and Great-West's failure to negotiate a lower management fee or break-points in the fee, the dollar amount of the management fee paid by the Lifetime Funds and their investors to GWCM has increased substantially. For the years ending December 31, 2012 through December 31, 2014, the most recent years for which data is currently available, the management fees paid to GWCM by the Lifetime Funds and retained by GWCM were as set forth in Table 6:

---

[1] Amounts shown are net assets for the end of each calendar year, based on information provided by Great-West in its Prospectus for the Lifetime Funds dated May 1, 2015.

FUND NAME	2014	2013	2012
Lifetime 2025 II	$1,864,603	$1,418,347	$867,621
Lifetime 2035 II	$1,455,893	$1,027,815	$582,592
Lifetime 2045 II	$746,209	$504,233	$274,078
Lifetime 2055 II	$197,793	$122,488	$60,493
Total:	$4,264,498	$3,072,883	$1,784,784

Table 6

112.   Thus, over a two year period, the amount collected by GWCM from the Lifetime Funds and their investors in exchange for the very limited investment advisory services it provides to those funds has more than doubled, from approximately $1.8 million to $4.3 million.

113.   Plaintiff is informed an believes, and on that basis alleges, that the upward trend of in both net assets under management for the Lifetime Funds and the management fees collected from the Lifetime Funds by GWCM has increased at approximately the same rate since the end of calendar year.

114.   While both the assets under management and the management fees for the Lifetime Funds have increased substantially during recent years, the cost of any services provided to these funds by GWCM have not increased in anywhere near the same proportion. In fact, the nature and scope of any services provided by to the Lifetime Funds by GWCM are such that any increase in costs related to the growth in net assets under management is necessarily minimal or non-existent. The implementation of asset allocation strategies, for example, and the selection or reallocation of underlying funds within any of the Lifetime Funds, are performed for the fund as a whole, and do not vary or require additional resources based on the size of the funds or the number of investors. Those services that might increase in cost with an increase in assets under management or the number of investors, such as certain administrative and recordkeeping services, are provided pursuant to a separate agreement with GWL&A, for which a separate fee of 35 basis points is collected from the Lifetime Funds.

30

115.   The failure to share these economies of scale with the Lifetime Funds and their investors, among other factors, has caused the management fee paid by the funds to GWCM to be excessive, disproportionate to the services rendered in exchange for the fee and in an amount that would not be negotiated through arms-length bargaining.

116.   As a result of the exorbitant amount of the management fee paid by the Lifetime Funds to GWCM, the minimal nature of the services provided in exchange for that fee and the failure to pass on to the funds and investors the significant economies of scale through fee reductions or breakpoints, GWCM has reaped enormous profits through the management fee paid to it by the Lifetime Funds and investors in those funds.

117.   While GWCM's exact profitability numbers are not publicly available and, therefore, not currently known to Plaintiff, the above-described factors, including the nominal nature of the services provided and the massive amount of revenue GWCM pockets in management fees from the fund dictate that GWCM's profit is extraordinary.

118.   GWCM also profits from fall-out benefits realized as a result of its management of the Lifetime Funds. Foremost among these fall-out benefits is the management fee that GWCM receives for the underlying funds in which the Lifetime Funds invest. As alleged above at ¶ 49, most of the assets of each of the Lifetime Funds are comprised of other Great-West mutual funds, all of which are also managed by GWCM. By investing the assets of the Lifetime Funds in these underlying Great-West Funds, Defendant creates a market for the underlying funds that would otherwise not exist, increases the net assets under management of each of the more than 20 underlying funds for which it serves as the investment adviser and, accordingly, increases its own investment advisory fees for the underlying funds, which is calculated as a percentage of assets under management.

119.   Other fallout benefits from the Lifetime Funds include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of Funds advised by Defendant.

120.   Other, easier to quantify, fallout benefits include "soft dollars" payable from broker-dealers or other service providers to mutual funds. Essentially, "soft dollars" are credits furnished to Defendant from securities-industry firms in exchange for routing Defendant's securities transaction orders and other business to paying firms.

121.   Defendants do not provide substantial information regarding the existence and extent of these and other fallout benefits. The evidence further demonstrating the validity of this allegation is believed to be within Defendant's sole possession.

122.   None of the fall-out benefits described above have been properly taken into account in the setting of the Lifetime Funds management fee paid to GWCM by the funds and their investors. This has further contributed to the excessive nature of GWCM's management fee.

123.   In charging and receiving inappropriate compensation, and in failing to put the interests of Plaintiff and the other shareholders of the Fund ahead of their own interests, Defendant has breached and continues to breach its statutory fiduciary duty to Plaintiff in violation of Section 36(b), both as a result of a flawed negotiating process and with respect to the substantive amounts of the fees at issue.

124.   Plaintiff seeks, pursuant to Section 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, "the amount of compensation or payments received from" the Fund or, pursuant to 15 U.S.C. § 80- 46(b) ("§ 47(b) of the ICA"), rescission of the contracts.


COUNT III
ICA SECTION 36(b)
BREACH OF FIDUCIARY DUTY
(Unfair and Excessive Fees – With Respect to the AFFE for the Lifetime Funds)


125.   Plaintiff repeats and re-alleges each allegation in the foregoing paragraphs of this complaint as of if fully set forth herein.

126.   In addition to the 12 basis points paid by the Lifetime Funds to GWCM as a management fee for those funds, each of the Lifetime Funds and their investors, including

Plaintiff, also pays, and Defendant receives, an amount referred to as Acquired Funds Fees and Expenses (AFFE).

127.   The AFFE is comprised almost entirely of a proportional share of the management fees for the each of the underlying funds in which the Lifetime Funds are invested, including the Great-West underlying funds for which GWCM serves as the investment adviser.

128.   Through the AFFE, each of the Lifetime Funds pay an amount of the underlying funds' management fees that is proportional to its share of the investments in each of the underlying funds. Each investor in the Lifetime Funds also pays its proportional share of these fees.

129.   The AFFE paid by the Lifetime Funds and their investors are excessive, disproportionate to the services rendered and could not have been negotiated through arms-length bargaining for the same reasons that the management fees for the Index Funds are excessive. Principal among these is the fact that GWCM is paid and retains the lion's share of the management fee for the Great-West underlying funds on which the AFFE is based while delegating virtually all of the investment advisory services for which such fees serve as compensation to sub-advisers.

130.   In fact, each of the Great-West Index Funds which are the subject of Count I, herein, is also one of the underlying funds for each of the Lifetime Funds in the proportions indicated in Table 7, below.

Underlying Index Fund	LT 2025	LT2035	LT2045	LT2055
GW Real Estate Index Fund	2.15%	2.04%	1.93%	1.82%
GW S&P 500 Index Fund	10.26%	14.07%	15.31%	14.65%
GW S&P Mid Cap 400 Index Fund	4.35%	5.96%	6.52%	6.23%
GW S&P Small Cap 600 Index Fund	2.59%	4.17%	5.26%	5.73%

Table 7

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131.   Because the management fees for these underlying index funds in which the Lifetime Funds are invested are excessive, as alleged in paragraphs 58 through 100 above, the fees that the Lifetime Funds pay as part of the AFFE are also excessive. The excessive management fees for the underlying funds are simply passed through to the Lifetime Funds and their investors as part of the AFFE and retained by GWCM. Plaintiff realleges and incorporates by reference as though fully set forth at this point, each of its allegations contained in paragraphs 58 through 100 herein.

132.   In addition to the Index Funds identified in Table 7, the GWCM has caused the Lifetime Funds to be substantially invested in other sub-advised Great-West Funds in the proportions indicated in Table 8, below:

Underlying Great West Fund	LT 2025	LT2035	LT2045	LT2055
American Century Growth Fund	2.29%	3.14%	3.44%	3.28%
Ariel Mid Cap Value Fund	0.48%	0.65%	0.71%	0.69%
Federated Bond Fund	5.68%	3.30%	1.72%	1.43%
Goldman Sachs Mid Cap Value Fund	1.93%	2.63%	2.88%	2.75%
International Index Fund	6.15%	9.36%	11.35%	11.97%
Loomis Sayles Bond Fund	4.87%	2.82%	1.46%	1.21%
Loomis Sayles Small Cap Value Fund	0.85%	1.36%	1.72%	1.88%
MFS International Growth Fund	1.39%	2.11%	2.56%	2.70%
MFS International Value Fund	3.42%	5.19%	6.28%	6.61%
Multi-Manager Large Cap Growth Fund	2.28%	3.13%	3.43%	3.27%
Putnam Equity Index Fund	2.83%	3.86%	4.22%	4.02%
Putnam High Yield Bond Fund	4.45%	2.50%	1.27%	1.05%
T. Rowe Price Equity Income Fund	2.83%	3.87%	4.23%	4.03%
T. Rowe price Mid Cap Growth Fund	1.95%	2.67%	2.93%	2.79%
Templeton Global Bond Fund	3.09%	1.69%	0.84%	0.77%

Table 8

133.   Like the fees for the underlying Great-West Index Funds, the fees for each of the other Great-West funds identified in Table 8 in which the Lifetime Funds are invested, are excessive, disproportionate to the services rendered and could not have been negotiated through arms-length bargaining. Because those fees, along with the fees for the Index Funds, represent the majority of the AFFE, the AFFE for each of the Lifetime Funds is also excessive. Again, the

excessive fees for the underlying funds are simply passed through to the Lifetime Funds as part of the AFFE, paid by the Lifetime Funds and their investors, and received and retained by Defendant.

134.   Like the underlying Index Funds, each of the other underlying Great-West funds identified in Table 8 in which the Lifetime Funds are invested are sub-advised funds. Through a sub-advisory agreement with each sub-adviser, Great-West and GWCM delegate virtually all of the investment advisory services for these underlying funds to their designated sub-advisers.

135.   GWGC provides no day-to-day investment advisory services to the underlying Great-West funds. The responsibility for providing those services is undertaken by the sub-adviser. Thus, GWCM's compensation for purportedly providing investment advisory services to the Index Funds bears no relationship to the quality nature and quality of the services rendered to those funds by GWGC or to the cost of providing such services.

136.   Each of the sub-advisers for each underlying Great-West fund and its portfolio managers, all of whom are employees of the sub-adviser, furnish a continuous investment program for the fund in accordance with its stated investment objectives and policies; makes investment decisions for the underlying funds and places all orders to purchase and sell securities on behalf of the fund. They also perform research and obtain and evaluate pertinent economic, statistical, and financial data relevant to the investment policies of the underlying funds. These are the core responsibilities of an investment adviser and were delegated by GWCM to the sub-advisers.

137.   The only investment advisory services for which GWCM retains responsibility under its Advisory agreement with Great-West Funds, Inc. are the maintenance of records pertaining to investments and the calculation of the funds. All other services specified the advisory agreement that are also specified in the sub-advisory agreement are delegated to the sub-adviser.

138.   Pursuant to a separate Administrative Services Agreement dated May 1, 2015, all shareholder administrative and recordkeeping services provided to the underlying funds are performed by Great-West Life & Annuity Insurance Company ("GWL&A"), not by GWCM. The underlying funds each pay GWL&A, an additional 35 basis points for such services.

139.   While Defendant initially collects a management fee for each of the Great-West underlying funds as set forth in paragraph 56, Table 1, it passes on to the sub-adviser for each fund only a portion of that management fee as compensation for providing almost all of the investment advisory services to the fund.

140.   Although GWCM performs only nominal investment advisory services for the underlying funds, if any, it typically retains the larger portion of the management fee. The portion of the management fee retained by GWCM is vastly disproportionate to any services rendered by GWCM to the underlying funds.

141.   GWCM has also realized significant economies of scale in its management of the underlying funds in which the Lifetime Funds are invested. These include the economies of scale realized in connection with the management of the underlying Index Funds, as alleged in paragraphs 82 through 94, incorporated herein by this reference. The also include economies of scale realized in connection with the other Great-West underlying funds. During the period for which information is available from disclosures issued by Great-West, each of the Great-West underlying funds identified below have experienced significant growth in net assets under management, as illustrated in Table 9, below.[2]

Fund Name	2015 (000)	2014 (000)	2013 (000)	2012 (000)	2011 (000)
GW American Century Growth Fund					
GW Ariel MidCap Value Fund	$237,080	$134,905	$137,062	$43,288	$41,497
GW Federated Bond Fund	$414,333	$481,462	$418,088	$492,889	$314,367
GW Goldman Sachs Mid Cap Value Fund	$545,475	$559,946	$535,844	$319,234	$149,044
GW International Index Fund	$706,739	$606,557	$508,268	$327,571	$156,576
GW Loomis Sayles Bond Fund	$719,932	$780,472	$753,318	$436,750	$345,032

[2] Amounts shown are net assets for the end of each calendar year, based on information provided by Great-West in its Prospectus for the Lifetime Funds dated May 1, 2015.

GW Loomis Sayles Small Cap Value Fund	$209,356	$237,585	$281,811	$222,879	$193,081
GW MFS International Growth Fund	$306,770	$307,755	$301,845	$250,996	$207,081
GW MFS International Value Fund	$887,362	$660,531	$637,343	$487,925	$226,542
GW Multi-Manager Large Cap Growth Fund	$302,062	$335,372	$316,980	$296,437	$237,837
GW Putnam Equity Index Fund	$534,469	$544,642	$518,287	$368,406	$297,144
GW High Yield Bond Fund	$300,496	$337,233	$254,464	$206,649	$118,735
GW T Rowe Price Equity Income Fund	$796,254	$895,341	$937,625	$748,837	$681,227
GW T Rowe Price Mid Cap Growth Fund	$994,339	$855,296	$851,506	$678,429	$570,440
GW Templeton Global Bond Fund	$371,494	$384,235	$349,313	$279,326	$219,002

Table 9

142.   This growth in net assets for the other Great-West funds underlying the Lifetime Funds is substantial over the course of recent years. On average, the net assets under management of the underlying funds have more than doubled during the past 4 years.

143.   Throughout this period of time, the management fees for each of the funds underlying the Lifetime Funds, and the relative portion of those fees collected and retained by GWCM has remained steady or increased.

144.   As a result of the dramatic increase in net assets for the Lifetime funds, the fact that GWCM's fees are based on a percentage of assets under management, and Great-West's failure to require lower management fees or break-points in the fees, the dollar amount of the management fee paid by the Lifetime Funds and their investors to GWCM as components of the AFFE has increased substantially.

145.   While both the assets under management and the management fees for the underlying funds have increased substantially during recent years, the cost of any services provided to these funds by GWCM have not increased in anywhere near the same proportion. In fact, the nature and scope of any services provided by to these underlying funds are such that any

37

increase in costs related to the growth in net assets under management is necessarily minimal or non-existent. All of the portfolio management and investment advisory services for these underlying funds are delegated to sub-advisers. All of the administrative and recordkeeping services that might require more resources or increase in cost as assets under management or the volume of investors increase are the subject of a separate contract under which those services are performed by GWL&A and for which the underlying funds and their investors pay an additional 35 basis points.

146.   Defendant's failure to share these economies of scale with the underlying funds and, through the AFFE, with the Lifetime Funds and their investors, among other factors, has caused the AFFE paid by the Lifetime Funds to be excessive, disproportionate to the services rendered in exchange for the fee and in an amount that would not be negotiated through arms-length bargaining.

147.   As a result of the exorbitant amount of the management fee paid by these underlying funds and their investors to GWCM, the minimal nature of the services provided in exchange for that fee, and the failure to pass on to the funds and investors the significant economies of scale through fee reductions or breakpoints, GWCM has reaped enormous profits from the Lifetime Funds and their investors, including Plaintiff.

148.   While GWCM's exact profitability numbers are not publicly available and, therefore, not currently known to Plaintiff, the above-described factors, including the nominal nature of the services provided and the massive amount of revenue GWCM pockets through the AFFE paid by the Lifetime Funds is extraordinary.

149.   In the case of the Great-West Index Funds here, assets under management have grown significantly. As this growth has occurred, Defendant's fee as a percentage of assets under management have remained the same, resulting in dramatic increases in revenue without a proportional increase in the costs of managing the funds. Defendant has thus realized significant economies of scale without passing those savings along to investors.

150.   Defendant has also benefited from the fallout attributable to its management of the underlying funds in which the Lifetime Funds are invested. These fallout benefits are the same as described above with respect to the Index Funds, as alleged at paragraphs 95 through 100 and incorporated at this point by this reference.

151.   The fees charged by Defendant for providing advisory services to the Fund represent a breach of Defendant's fiduciary duty to the Fund because they are unfair, excessive, and were not negotiated at arm's length in light of all the surrounding circumstances. Plaintiff specifically alleges that all unfair and excessive fees alleged herein have inured to the benefit of, and been received by, Defendant.

152.   In charging and receiving inappropriate compensation, and in failing to put the interests of Plaintiff and the other shareholders of the Fund ahead of their own interests, Defendant has breached and continues to breach its statutory fiduciary duty to Plaintiff in violation of Section 36(b), both as a result of a flawed negotiating process and with respect to the substantive amounts of the fees at issue.

153.   Plaintiff seeks, pursuant to Section 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, "the amount of compensation or payments received from" the Fund or, pursuant to 15 U.S.C. § 80- 46(b) ("§ 47(b) of the ICA"), rescission of the contracts.

154.   Plaintiff specifically alleges that all unfair and excessive fees alleged herein have inured to the benefit of, and been received by, Defendant.

Additional Allegations Relevant to All Counts

155.   None of the management fees at issue in this action are the product of arms-length bargaining. Although the fees paid to Defendant are technically approved by Great-West's Board of Directors through its annual approval or renewal of GWCM's Investment Advisory Agreement, that process is not a bargaining process, as it might be if Great-West were negotiating a contract with an unaffiliated investment adviser. Because of the nature of the relationship between Great-

West and GWCM, it is not realistic or practical for the Board enter into an investment advisory contract with an unaffiliated adviser.

156.   There are only four individuals on the Board of Directors. The Chairman of the Board is Defendant's President and CEO. As the Chairman of the Board, Defendant's CEO is in a position to dominate and unduly influence the fee approval process. Defendant's President and CEO is able to ensure that the Board approves fees that Defendant recommends and to renew those fees on an ongoing basis except in token situations that create the appearance of good faith negotiations.

157.   The Board is also dependent on Defendant for information relevant to the determination of the fairness of the advisory agreement and the investment advisory fees set forth therein. Defendant, through its President and CEO as the Board's chair, and through its officers and other personnel, is in a position to present the information the board is required to review in a way that appears to justify the fees sought or recommended by Defendant, no matter how excessive those fees might be and no matter how disproportionate they are to the services actually provided by the adviser.

158.   Illustrative of the Board's lack of independence and its unwillingness to disapprove the management fees sought by defendant are its conclusions, without adequate explanation, that the fees are reasonable even when the factors to be considered in evaluating the fairness of the fees, by its own admission, weigh heavily against approval.

159.   The materials provided by Defendant to the Board are inadequate and misleading. These materials have remained largely unchanged despite dramatic growth in the assets of the Fund and other changed circumstances. Defendant does not provide the independent directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

160.   In particular, Defendant does not provide the Board with detailed information about the services it actually performs for each of the funds and the actual costs or value of those services. As a result, the Board lacks sufficient information to meaningfully evaluate whether

Defendant's compensation is disproportionate to the services it renders to the funds and, in fact, does not make that determination.

161.   In approving Defendant's investment advisory contract and its management fee, the Board does not evaluate the allocation of investment advisory services between Defendant and its sub-advisers and compare the nature and scope of the services provided by Defendant to the services provided by the sub-adviser. Instead, it focuses on the "reasonableness" of the overall management fee or, worse, the overall expense ratio of the fund. In so doing, the Board abdicates its responsibility to determine whether Defendants compensation is for the services it actually provides is excessive.

162.   Had the Board engaged in an adequate review process of Defendants investment advisory agreement and its management fees, it would have required, for example, an explanation as to why Defendant retains 92% of the management fee for the Great-West S&P 500 Index Funds, when all of the investment advisory services for which Defendant is responsible are delegated to a sub-adviser, and the fund requires no active management.

163.   There is a lack of conscientiousness and diligence by the directors in reviewing the fees paid to Defendant from the Fund. Defendant provides almost no meaningful services to the Fund. Defendant's fee is nearly 30 times higher than the fee Mellon Capital receives for providing the majority of the services to the Fund. Defendant's fee is far higher than those charges by Vanguard, Fidelity, Blackrock, State Street, Schwab, and virtually all other S&P 500 Index funds. The Fund's performance consistently falls below that off most other S&P 500 Index funds. Under the circumstance, there is no rational basis why an independent and conscientious board would approve Defendant's fee.

164.   Defendant's 58 basis point windfall complained of herein indicates prima facie that Defendant did not keep genuinely disinterested and independent directors of the Fund fully informed regarding all material facts and aspects of its fees and other compensation. A truly independent and conscientious board of directors would not have tolerated the complained-of fees charged by Defendant if it had obtained adequate information.

165.   As aforementioned, mutual fund boards of directors rarely, if ever, question any information or recommendations provided by mutual fund investment advisors. The evidence needed to establish the truth of these allegations is believed to be primarily in the control of Defendant and is not in Plaintiff's possession at this time.

166.   In charging and receiving inappropriate compensation, and in failing to put the interests of Plaintiff and the other shareholders of the Fund ahead of their own interests, Defendant has breached and continues to breach its statutory fiduciary duty to Plaintiff in violation of Section 36(b), both as a result of a flawed negotiating process and with respect to the substantive amounts of the fees at issue.

167.   Defendant GWCM breached its fiduciary duty to the Great-West Funds on behalf of which Plaintiff brings this action by charging, collecting and retaining fees paid to it by those funds that were disproportionate to any services rendered by Defendant in exchange for the fees and that could not have been negotiated in arms-length bargaining.

168.   As a proximate result of Defendant's breach of its fiduciary duty, each of the funds on behalf of which Plaintiff brings this action suffered millions of dollars in damages in the form of excessive fees or payments of a material nature. On behalf of those funds, Plaintiff seeks, pursuant to Section 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, "the amount of compensation or payments received from" the funds or, pursuant to 15 U.S.C. § 80- 46(b) ("§ 47(b) of the ICA"), rescission of the contracts.

WHEREFORE, Plaintiff demands judgment as follows:

a.   An order declaring that Defendant has violated and continues to violate Section 36(b), of the ICA and that any advisory, administrative, or service agreements entered into are void ab initio;

b.   An order preliminarily and permanently enjoining Defendant from further violations of the ICA;

c.   An order awarding damages against Defendant including all fees paid to them by Plaintiff and the Great-West funds at issue herein for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

d.   Such other and further relief as may be proper and just.

Dated: May 20, 2016

/s Mark T. Johnson
Todd M. Schneider
Mark T. Johnson
Kyle G. Bates
SCHNEIDER WALLACE COTTRELL KONECKY WOTKYNS LLP
2000 Powell Street, Suite. 1400
Emeryville, CA 94608
Telephone: (415) 421-7100
Facsimile: (415) 421-7105
tschneider@schneiderwallace.com
mjohnson@schneiderwallace.com
kbates@schneiderwallace.com

Garrett W. Wotkyns
Michael C. McKay
SCHNEIDER WALLACE COTTRELL KONECKY WOTKYNS LLP
8501 North Scottsdale Rd., Suite 270
Scottsdale, AZ 85253
Telephone: (480) 428-0142
Facsimile: (866) 505-8036
gwotkyns@schneiderwallace.com
mmckay@schneiderwallace.com

Joseph C. Peiffer *(application for admission forthcoming)*
Peiffer Rosca Wolf
Abdullah Carr & Kane
A Professional Law Corporation
201 St. Charles Ave. Suite 4610
New Orleans, LA 70170